Suzanne Sawochka Hooper
(650) 843-5180
hooperss@cooley.com
January 13, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso
RE:	Cardica, Inc. Registration Statement on Form S-3 Filed December 15, 2010 File No. 333-171197
Ladies and Gentlemen:
On behalf of our client, Cardica, Inc. (the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 1 to its registration statement on Form S-3 No. 333-171197 (the “Registration Statement”), marked to show changes from the Registration Statement as filed with the Commission on December 15, 2010. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.
Amendment No. 1 is being filed in response to your letter dated January 6, 2011, setting forth the Staff’s comments regarding the Registration Statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.
1.	Please revise your disclosure in this registration statement as necessary to address applicable comments issued on your pending registration statement, file 333-171195.

The Company has received and reviewed the Staff’s comments issued on the Company’s pending Registration Statement on Form S-3 No. 333-171195 (the “Aspire Registration Statement”). Of such comments, the Company has determined that only comment number 3 is applicable. As described more fully in response to the Staff’s comment number 3 below, the aggregate market value of the Company’s common stock held by non-affiliates (the “non-affiliate float”) now exceeds $75 million. Accordingly, the limitation on the use of the Registration Statement set forth in General Instruction I.B.6 to Form S-3 is no longer applicable, and the legend in reference thereto on the prospectus cover page has been deleted. This also addresses comment number 3 to the Aspire Registration Statement.

Securities and Exchange Commission
January 13, 2011
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Calculation of Registration Fee
2.	We note your disclosure in footnote 2 regarding the shares of common stock that may be issued upon the exercise of warrants. Please clarify that the shares of common stock underlying the warrants are included in the $40,000,000 total of securities being registered for sale.

In response to the Staff’s comment, the Company has revised footnote 2 to the Calculation of Registration Fee in Amendment No. 1 to clarify that the shares of common stock underlying the warrants are included in the $40 million total of securities being registered for sale pursuant to the Registration Statement.
Prospectus Cover Page
3.	Please tell us how you plan to comply with Form S-3 General Instruction I.B.6. We note your disclosure in the fourth paragraph that the aggregate market value of your common stock held by non-affiliates was $49,307,474 on December 13, 2010. We also note that you intend to sell up to $40,000,000 of common stock, warrants, and units pursuant to this registration statement and that you intend to sell up to $10,000,000 of securities pursuant to General Instruction I.B.6 of Form S-3 pursuant to another registration statement filed on Form S-3 on December 15, 2010, file number 333-171195.

As of the date of filing of the Registration Statement and the Aspire Registration Statement, the Company’s non-affiliate float was, depending upon the determination of “affiliate” status of certain stockholders, less than $75 million. Accordingly, the Company included on the cover page of the prospectus included in the Registration Statement the applicable legend relating to Form S-3 General instruction I.B.6.

On January 10, 2011, the closing price of the Company’s common stock was $4.99 and, with non-affiliates holding at least 15,237,226 shares of the Company’s common stock, the Company’s non-affiliate float was more than $76 million as of such date.

The Company notes that Instruction 3 to General instruction I.B.6 provides:
“If the aggregate market value of the registrant’s outstanding voting and nonvoting common equity computed pursuant to General Instruction I.B.6. equals or exceeds $75 million subsequent to the effective date of this registration statement, then the one-third limitation on sales specified in General Instruction I.B.6(a) shall not apply to additional sales made pursuant to this registration statement on or subsequent to such date and instead the registration statement shall be considered filed pursuant to General Instruction I.B.1.”
Release No. 33-8878, Revisions to the Eligibility Requirements for Primary Securities Offerings on Forms S-3 and F-3, provides that a registrant is no longer subject to the one-third limitation on sales specified in General Instruction I.B.6(a) once its non-affiliate

Securities and Exchange Commission
January 13, 2011
Page Three
float has exceeded $75 million until the registrant next updates a registration statement pursuant to Section 10(a)(3) by filing its Form 10-K.
In light of both Instruction 3 to General Instruction I.B.6 and the referenced adopting release, the limitation on the use of the Registration Statement set forth in General Instruction I.B.6(a) is not applicable to the Company until at least the date on which the Company files its Annual Report on Form 10-K for its fiscal year ending June 30, 2011. Accordingly, the Company has revised the prospectus cover page of Amendment No. 1 to remove the legend relating to General Instruction I.B.6.
* * *
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5180.
Sincerely,
/s/Suzanne Sawochka Hooper
Suzanne Sawochka Hooper
Cc:	Bernard A. Hausen, M.D., Ph.D., via e-mail Robert Y. Newell IV, via e-mail Martin Dunn, Esq., via e-mail